Mail Stop 7010




August 11, 2005


Via U.S. mail and facsimile

Mr. David Eliason
President
Eliason Funding Corporation
548 Highway 155
St. Germain, WI 54558


Re: 	Eliason Funding Corporation
Amendment No. 2 to Registration Statement on Form SB-2
Filed August 8, 2005
File No. 333-125542


Dear Mr. Eliason:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two of our letter dated August
3,
2005. In reviewing Grant Thornton`s consent to utilize their report in your filing at Exhibit 23.01, we still see no indication that this document was manually signed. If you are in possession of this signed document, please have Grant Thornton re-issue the document reflecting conformed signatures and amend your filing as appropriate.

2. Please provide updated financial statements. Specifically, the interim financial statements for the period ended June 30, 2005 should be included. Reference Item 310(g) of Regulation S-B.
Prospectus Summary, page 1

Our Company, page 1

3. We note the disclosure in the fifth sentence of the third paragraph that the assets of the guarantor may not be sufficient to cover the outstanding loan balance. We have the following comments:

* Please tell us supplementally why you would enter into a loan transaction if the guarantor did not have the financial resources to repay the loan balance.

* Please expand the disclosure in the section entitled "Loan
Approval
and Underwriting Process" to explain the process for approving a loan based on a personal guarantee. For example, what are the financial criteria you will require in order to approve a loan involving a personal guarantee?

Risk Factors, page 4

4. Please revise your risk factors to remove the phrase "there can be
no assurance," "we cannot assure" and "there is no guarantee."
The
actual risk is that the event will occur, not your inability to prevent it. See risk factors one, two, four, five, nine, 14, 19, 21 and 23.

Characterization of the Notes, page 31

5. We read your response to comment 21 of our letter dated August
3,
2005 and reissue that comment as it applies to the first paragraph of this section.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, John Cash, Accounting Branch Chief, at
(202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Geoffrey R. Morgan, Esq.
Michael Best & Friedrich LLP
100 East Wisconsin Avenue, Suite 3300
Milwaukee, WI 53202
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Mr. David Eliason
Eliason Funding Corporation
August 11, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE